08026935

EXECUTION COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2008
Washington, DC
110

SEC FILE NUMBER
8-27519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster	New Jersey	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. — (908) 234-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr
Title: President

Date: February 20, 2008

Sworn to and subscribed before me
This 20th day of February, 2008

P Sheldon
Notary Public

PIPER S. SHELDON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 13, 2011

T. R. WINSTON & COMPANY, LLC

Table of Contents

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This report contains (check all applicable boxes):

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 11, 2008

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2007
ASSETS	
Cash and cash equivalents	$ 3,111,582
Securities owned	2,161,895
Receivable from clearing broker	1,378,125
Receivable from related party	1,851,667
Fixed assets, net of accumulated depreciation of $15,333	18,644
Other assets	110,730
Total assets	$ 8,632,643
LIABILITIES AND MEMBERS' EQUITY	
Securities sold, not yet purchased	$ 13,333
Accounts payable	509,915
Accrued expenses	3,833,317
Total liabilities	4,356,565
COMMITMENTS & CONTINGENCIES	
Members' equity	4,276,078
Total liabilities and members' equity	$ 8,632,643

See accompanying notes to financial statements

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2007
Revenues:	
Brokerage commissions and fees	$ 11,686,601
Principal transactions:	
Trading	1,402,258
Investing	(10,364)
Interest and dividends	306,897
Total revenues	13,385,392
Expenses:	
Commissions	8,048,310
Employee compensation and benefits	1,247,405
Clearing fees and charges	607,482
General and administrative	565,426
Occupancy costs	420,754
Interest	8,742
Total expenses	10,898,119
Net income	$ 2,487,273

See accompanying notes to financial statements

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2006	$ 3,038,805
Net income, year ended December 31, 2007	2,487,273
Capital withdrawals	(1,250,000)
Balance at December 31, 2007	$ 4,276,078

See accompanying notes to financial statements

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2007
Cash flows from operating activities:	
Net income	$ 2,487,273
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	16,697
Change in net receivable from clearing broker	(130,323)
Change in receivable from related party	(1,851,667)
Change in other assets	(19,204)
Change in securities owned	(776,252)
Change in accounts payable and accrued expenses	2,096,225
Net cash provided by operating activities	1,822,749
Cash flows from investing activities- Purchase of fixed assets	(10,620)
Cash flows from financing activities- Withdrawal of capital	(1,250,000)
Net increase in cash and cash equivalents	562,129
Cash and cash equivalents at beginning of year	2,549,453
Cash and cash equivalents at end of year	$ 3,111,582

Supplemental Disclosure of Cash Flow Information

Cash paid for interest:	$ 8,742

See accompanying notes to financial statements

1. Business

The Company is a licensed securities broker-dealer in all states and the District of Columbia and is a member of the Financial Industry Regulatory Authority ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation. The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Summary of Significant Accounting Policies

The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2007 is accrued in the statement of financial condition.

The Company acts as placement agent for a real estate exchange program. The Company records as revenue these placement fees only after the individual exchange transactions are completed and closed. These revenues are included in brokerage commissions and fees.

The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities which are recorded at quoted market prices or at fair value as determined by management based on other relevant factors. The net change in market or fair value of investment securities owned is included in principal transactions investing revenues.

The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

The Company records all fixed assets, which consists predominantly of office furniture and equipment, at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income from the Company's operations is allocated to the Company's members.

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should Pershing, LLC be unable to pay this balance or return the securities owned by the Company and held in custody by Pershing, LLC.

4. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,095,149 which was $1,805,601 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 2.07 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

5. Commitments and Contingencies

Leases:

The Company leases its main office facilities under a five-year lease agreement with an unrelated party expiring in August 2009. The Company has the option to extend the lease agreement for three one-year terms with minimal escalation. The Company leases its Los Angeles office space under an eight-year lease agreement with an unrelated party expiring in August 2014. The Company subleases part of both these premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2007 was approximately $100,000. Aggregate net rent expense for the year ended December 31, 2007 was approximately $212,000. Future minimum rental requirements under the terms of the leases are:

2008	$303,000
2009	$276,000
2010	$220,000
2011	$220,000
2012	$220,000
2013 and thereafter	$367,000

6. Related Party Transactions

The Company acts as placement agent for a real estate exchange program. The controlling member of the Company is also the controlling shareholder of the program's sponsor. As of December 31, 2007 the Company had a receivable from the sponsor of approximately $1,852,000.

The Company reimburses Bedminster Management Corp. ("BMC") for the cost of certain group medical insurance and office supplies. BMC is owned one-third by the Company and two-thirds by unrelated entities that sublease office space in the Company's main office. BMC was formed by the Company and these unrelated entities to share certain office and other expenses on a pro-rata basis. Such reimbursements were approximately $112,000 for the year ended December 31, 2007.

7. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of the following:

	Owned	Sold Not Yet Purchased
Marketable equity securities	$ 2,161,895	$ 13,333

8. Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

9. Subsequent Event

The Company, along with several other parties, was named in an arbitration matter that alleged damages against the Company of approximately $320,000. In February 2008 the arbitration panel ruled that the Company was jointly and severally liable with two other parties in the amount of $255,000. The full amount has been accrued in the financial statements as of December 31, 2007 due to the uncertainty of the other two parties ability to contribute.

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007

Aggregate Indebtedness	
Accounts payable	$ 509,915
Accrued expenses	3,833,317
Total aggregate indebtedness	$ 4,343,232
Net Capital	
Total Members' equity from statement of financial condition	$ 4,276,078
Subtract:	
Fixed assets, net	(18,644)
Other assets	(1,182,002)
Blockage deduction	(746,168)
Tentative net capital	2,329,264
Haircuts on securities owned	(212,359)
Undue concentration haircut	(21,131)
Haircut on 91 day CD	(625)
Net capital	2,095,149
Minimum net capital required (Pursuant to Rule 15C3-1(a) (4)	289,548
Excess net capital	$ 1,805,601
Excess net capital at 1000 %	$ 1,660,825
Ratio of aggregate indebtedness to net capital	2.07

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2007.

****

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of T.R. Winston & Company, LLC (the "Company") for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

February 11, 2008

END